COUNT ON MHM

December 6, 2007

Board of Directors
Sunrise Mining Corporation

Dear Directors:

Effective immediately, Murrell, Hall, McIntosh & Co., PLLP resigns as the independent auditor of Sunrise Mining Corporation. Our resignation was due to business reasons and was not due to any disagreement with Sunrise Mining Corporation and its management. We confirm that there were no "Reportable Events" as defined by the United States Securities and Exchange Commission in connection with our resignation.

Please be advised that the Company is required to file a Form 8-K within four business days of receipt of this letter notifying the Company of our resignation.

Very Truly Yours,

Charles Gray

Charles A. Gray – Audit Partner
Murrell, Hall, McIntosh & Co., PLLP